UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 9, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7.             Departure of Certain Officers

On February 9, 2016, Fundrise Advisors, LLC (the “Manager”), the manager of Fundrise Equity REIT, LLC (the “Company”), terminated Michael S. McCord as its Chief Financial Officer and Treasurer, and Rise Companies Corp., the sponsor of the Company, terminated Michael S. McCord as its Controller.

Attached as Exhibit 1 is a copy of the message sent by our sponsor to its strategic investors and advisors on February 9, 2016.

Item 9.             Other Events

On February 9, 2016, the Manager appointed Benjamin S. Miller to serve as the Manager’s Interim Chief Financial Officer and Treasurer in addition to his current positions. Ben currently serves as Chief Executive Officer and Director of the Manager, Rise Companies Corp. and its affiliates. Since June 2012, Ben has been Managing Partner of Rise Development LLC, a real estate company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining the company in early 2003 as a board advisor and then as COO in 2005.  Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. In 2001, Ben also was co-founder and a Managing Partner of US Nordic Ventures, a private equity and operating company that partners with Scandinavian green building firms to penetrate the US market.  Ben continues to be actively involved in US Nordic Ventures as a managing partner. In 2001, US Nordic Ventures started a subsidiary, called US Nordiclean, a green technology company in the commercial kitchen industry. Ben is responsible for oversight of Nordiclean as its technology is installed in commercial kitchens across the country. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Exhibits

Exhibit No.	Exhibit Title
1	Message from sponsor to its strategic investors and advisors

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: February 10, 2016

Exhibit 1

Strategic Investors & Advisors --

I am saddened to have to inform you that an employee of our company has engaged in what we believe to be an attempt to extort over $1M from the company. As part of this, he claims the company acted inappropriately concerning two real estate deals. Though we believe there is no merit to his claims, we take any allegation with the utmost seriousness.

As a result, we have engaged a third-party financial audit firm to conduct a thorough investigation concerning his allegations. We are pursuing all appropriate and precautionary steps to protect our investors and our organization.

Furthermore, we are contacting the appropriate law enforcement agency to report what we believe to be his criminal behavior.